Contact

www.linkedin.com/in/ben-leape
(LinkedIn)

Top Skills

Military
Military Experience
Military Operations

Ben Leape

Energy for National Security
Eagle, Colorado, United States

Summary

Former Marine Officer with 14 years of experience leading cross-functional teams and informing decision-makers at the highest levels of government. Proven track record of performance building strong networks in environments ranging from conflict zones to the halls of the United States Senate. Formal education in business, public policy, and international relations. Passionate about public service. Working hard on solutions to emerging challenges in national security.

Experience

Windlift

3 years 2 months

Chief Strategy Officer
August 2024 - Present (11 months)

Charting the course to bring Airborne Wind Energy offshore

Vice President of Business Development
May 2022 - August 2024 (2 years 4 months)

United States Senate

3 years 5 months

Liaison Officer
January 2020 - May 2022 (2 years 5 months)
Washington, District of Columbia, United States

•Establishes and maintains relationships with US Senators and staff in order to achieve the legislative agenda on behalf of the Commandant of the Marine Corps
• Develops and implements strategic engagement plans to align common interests of diverse stakeholders
• Plans and executes congressional travel abroad for US Senators and professional staff

• Mediates between executive branch agencies, US and foreign embassies, and congressional offices

Defense Fellow
January 2019 - January 2020 (1 year 1 month)
Washington, District of Columbia, United States

-Non-partisan advisor to a member of the Senate Armed Services Committee
-Served as lead project manager for a US Senator's defense, national security and foreign policy initiatives in the 2019 legislative cycle
-Researched, developed and briefed policy proposals, updates, and recommendations to the Senator and staff

U.S. Marine Corps Forces Special Operations Command (MARSOC)
4 years 1 month

Exercise Intelligence Director
August 2016 - June 2018 (1 year 11 months)

• Led a cross-functional operations team of 10 full-time experts, 4 remote support staff, and 50 surge support staff to plan and execute scenario-based training events
• Managed a $12 million budget for intelligence training operations over seven fiscal quarters
• Built and implemented a continuous and concurrent 6-month project management cycle to execute 15 exercises in two years
• Created and a new evaluation framework to certify units for intelligence operations
• Successfully developed a budget proposal to the Joint Staff to rewrite and expand the exercise scenario to enable foreign military participation and better reflect client requirements

Direct Support Team Officer in Charge
June 2014 - August 2016 (2 years 3 months)

Led a cross-functional team of 22 intelligence professionals, regionally distributed in austere environments in combat operations. Recognized by national level unit awards. Identified tactical opportunities with strategic impacts for senior leaders. Designed and managed a year-long individual and unit training cycle to prepare for deployment. Hand-selected to serve in an influential headquarters billet, normally reserved for officers more senior in grade.

United States Marine Corps

3 years 2 months

Scout Sniper Platoon Commander
July 2012 - August 2014 (2 years 2 months)

Intelligence Officer
July 2011 - July 2012 (1 year 1 month)

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Education

Cornell Johnson Graduate School of Management
Master of Business Administration - MBA · (2020 - 2022)

George Mason University - Schar School of Policy and Government
Master of Public Policy - MPP · (June 2018 - May 2020)

United States Naval Academy
Bachelor of Science (B.S.), International Relations · (2006 - 2010)